SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: May 9, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Executive Appointments.

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075

No.12-065E
May 9, 2012

Executive Appointments

Tokyo, Japan – At the meeting of the Nominating Committee held on May 9, 2012, Sony Corporation named candidates for election to the position of Member of the Board. The selections are subject to the approval at the Ordinary General Meeting of Shareholders to be held on June 27, 2012.

Members of the Board

The candidates for election to the position of Member of the Board are as follows.

Kazuo Hirai (**)	Representative Corporate Executive Officer, President and CEO

Ryoji Chubachi	Representative Corporate Executive Officer, Vice Chairman

Masaru Kato (**)	Corporate Executive Officer, EVP and CFO

Howard Stringer	Representative Corporate Executive Officer, Chairman Mr. Stringer to be appointed Chairman of the Board, subject to approval at the Board of Directors meeting to be held on June 27, 2012.

Peter Bonfield (*)	Chairman of the Board, NXP Semiconductors N.V.

Ryuji Yasuda (*)	Professor, Graduate School of International Corporate Strategy, Hitotsubashi University

Yukako Uchinaga (*)	Director and Executive Vice President, Benesse Holdings, Inc.Chairman of the Board, Chief Executive Officer and President, Berlitz Corporation

Mitsuaki Yahagi (*)	Representative Director, Chairman of the Board,The Japan Research Institute, Ltd.

Tsun-Yan Hsieh (*)	Founder & Chairman, LinHart Group

Roland A. Hernandez (*)	Retired Chairman and Chief Executive Officer,Telemundo Group, Inc.

Kanemitsu Anraku (*)	Director, Mizuho Financial Group, Inc.

Yorihiko Kojima (*)	Chairman of the Board, Mitsubishi Corporation

Osamu Nagayama (*)	Representative Director, Chairman and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.

Takaaki Nimura(*)(**)	Certified Public Accountant

(*)    An Outside Director who satisfies the requirements under Item 15, Article 2 of the Companies Act of Japan

(**)  A new candidate for Member of the Board

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Retired Members of the Board

Yotaro Kobayashi	Former Chairman of the Board, Fuji Xerox Co., Ltd.

Yoshiaki Yamauchi	Former Director, Sumitomo Mitsui Financial Group, Inc.

Fujio Cho	Chairman of the Board, Toyota Motor Corporation

Yuichiro Anzai	President, Japan Society for the Promotion of Science

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